UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 001-34455

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH 401(k) SAVINGS AND

RETIREMENT PLAN

One Busch Place

St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Brouwerijplein 1, 3000 Leuven

Belgium

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Grant Thornton LLP Grant Thornton Tower 171 N. Clark Street, Suite 200 Chicago, IL 60601-3370 T +1 312 856 0200 F +1 312 565 4719 grantthornton.com

Participants and Administrator

Anheuser-Busch

    401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Anheuser-Busch 401(k) Savings and Retirement Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2016

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2015	2014
Assets
Investments, At Fair Value
Registered investment companies	$1,556,980	$—
Collective trust funds	980,230	2,767,396
A-B InBev Company ADR fund	283,111	241,024
Short-term investment fund	—	896

Total Investments, At Fair Value	2,820,321	3,009,316

Receivables
Notes receivable from participants	62,369	68,792
Company contribution	28,101	26,452

Total Receivables	90,470	95,244

Net Assets Available For Benefits	$2,910,791	$3,104,560

See the accompanying notes to financial statements.	Page 3

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(Dollars in thousands)

For The Year Ended December 31, 2015

Additions To Net Assets Attributed To:
Contributions
Participants	$73,582
Company	51,755
Rollovers	5,972

Total Contributions	131,309

Deductions From Net Assets Attributed To:
Distributions to participants	(366,481)
Administrative expenses	(1,946)

Total Deductions	(368,427)

Investment Income
Net appreciation in fair value of investments	9,565
Dividends	23,832

Net Investment Income	33,397

Interest Income From Notes Receivable From Participants	2,611

Plan Mergers	7,341

Net Decrease	(193,769)

Net Assets Available For Benefits - Beginning Of Year	3,104,560

Net Assets Available For Benefits - End Of Year	$2,910,791

See the accompanying notes to financial statements.	Page 4

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 And 2014

1. Plan Description

The following description of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, LLC (the Company) and certain subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Mergers

In July 2015, the Anheuser-Busch, Incorporated Maintenance Electricians Pension Plan and Trust was merged into the Plan. In December 2015, the Elysian Brewing 401(k) Profit Sharing Plan was merged into the Plan. All participant accounts were transferred into the Plan on the merger dates.

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and Vanguard Fiduciary Trust Company, as Trustee. As Plan Sponsor, the Company has the right to amend or terminate the Plan and designate the Plan’s named fiduciaries. The Trustee has the authority to invest, manage and control the assets of the trust in accordance with the provisions of the Plan and the trust agreement.

Effective July 1, 2015, the Plan changed trustees from The Bank of New York Mellon to Vanguard Fiduciary Trust Company.

Eligibility

The Plan permits immediate participation in the Plan for employees of a participating employer, except for employees classified as part-time, seasonal and temporary who are required to complete one year of service, during which the employee works 1,000 hours, to become eligible for participation in the Plan. Participation by eligible employees is voluntary.

See the accompanying notes to financial statements.	Page 5

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan document and by the Internal Revenue Code (the Code). Contribution rates for certain highly compensated employees may be limited to satisfy nondiscrimination provisions of the Code.

Participants who are at least age 50 may also make before-tax and Roth after-tax catch-up contributions to the Plan on an unmatched basis, subject to limitations as set forth by the Code.

The Company contributes a matching cash contribution amount, up to a certain percentage of base pay contributed by a participant to the Plan. The Company also makes an annual non-elective contribution to certain participants of certain participating employers or collective bargaining units who are employed as of December 31, or who have terminated employment at age 55 or later, or due to death or disability.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus investment earnings.

Company contributions vest upon completion of three years of vesting service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding 12 months, termination of employment for any reason after reaching age 60.

Forfeitures

Forfeitures result from a participant’s termination of employment and account distribution before the participant is 100% vested in Company contributions. Forfeited nonvested amounts are used to reduce future Company contributions and were $947,000 and $520,000 during the years ended December 31, 2015 and 2014, respectively. There was no unused forfeiture balance as of December 31, 2015 or 2014.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

Payment Of Benefits

The Plan permits in-service withdrawals subject to certain restrictions. Distributions for terminations are made in lump sums and are comprised of the market value of participants’ contributions and vested Company contributions.

Notes Receivable From Participants

A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. A participant may have no more than two loans outstanding at any time. The interest rate for the life of the loan is set quarterly at the prime rate plus 1% as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to ten years; the term of a loan for any other reason may not exceed five years.

Plan Expenses

All administrative expenses (recordkeeping fees, Trustee fees, custodian fees, audit fees, administrative salaries, etc.) incurred are charged to participant accounts.

Plan participants are charged for asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund and are offset against Investment Income.

Plan Termination

The Company intends to continue the Plan. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

2. Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Use Of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments Valuation And Income Recognition

Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Additionally, Part II permits plans to eliminate the disclosure of significant investment strategies for any investment measured using the net asset value per share (or its equivalent) practical expedient, provided that the investment fund files an annual report on Form 5500 as a direct filing entity. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Management has elected to adopt Part II early. Part II is to be applied retrospectively.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) - Disclosures For Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include within the fair value hierarchy leveling table those investments that measure fair value using the practical expedient available for investments that calculate a net asset value (NAV) per share. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. Even though these investments are removed from the fair value hierarchy, plans should provide or disclose the total amount of investments measured using the NAV per share (or its equivalent) practical expedient in order to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. Management is in the process of determining the impact to the financial statements and disclosures.

There were no impacts on the statement of net assets available for benefits or the statement of changes in net assets available for benefits as of or for the years ended December 31, 2015 or 2014.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

3. Investments

Plan investments include the A-B InBev Company ADR Fund (the ADR Fund), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (ADRs), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange.

4. Fair Value Measurements

The Plan follows current accounting guidance, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Registered Investment Companies

Valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment companies held by the Plan are deemed to be actively traded.

Collective Trust Funds

Valued at net asset value (NAV) based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

A-B InBev Company ADR Fund And Short-Term Investment Fund

The fair value of the Plan’s interest in the ADR Fund and short-term investment fund are based on quoted market prices on the last day of the Plan year.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	December 31, 2015
	(Dollars in thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Registered investment companies	$1,556,980	$—	$—	$1,556,980
Collective trust funds	—	980,230	—	980,230
A-B InBev Company ADR fund	283,111	—	—	283,111

Total assets at fair value	$1,840,091	$980,230	$—	$2,820,321

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
	(Dollars in thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Collective trust funds	$—	$2,767,396	$—	$2,767,396
A-B InBev Company ADR fund	241,024	—	—	241,024
Short-term investment fund	896	—	—	896

Total assets at fair value	$241,920	$2,767,396	$—	$3,009,316

Fair Value Of Investments In Entities That Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014:

	Fair Value		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Investment Type	2015	2014
Collective trust funds	$980,230	$2,767,396	None	Daily	None

There have been no changes in valuation methodologies as of December 31, 2015 or 2014.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN
Notes To Financial Statements (Continued)

5. Tax Status Of The Plan

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated September 25, 2013, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has been amended since the date of the determination letter. The Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for Plan years prior to 2012.

6. Party-In-Interest Transactions

Plan investments include registered investment companies and units of collective trust funds managed by the Plan’s Trustee. In addition, the Plan holds an investment in Company ADRs. Therefore, these transactions qualify as allowable party-in-interest transactions.

7. Risks And Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

EIN: 43-1162835 PLAN NUMBER: 059

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2015

(Dollars in thousands)

(a)	(b) Identity Of Issuer, Borrower, Lessor Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Extended Market Index Fund	Registered investment company	**	$392,277
*	Vanguard FTSE All-World ex-US Index Fund	Registered investment company	**	156,050
*	Vanguard Inflation-Protected Securities Fund	Registered investment company	**	28,394
*	Vanguard Institutional Index Fund	Registered investment company	**	458,599
*	Vanguard Prime Money Market Fund	Registered investment company	**	345,582
*	Vanguard Total Bond Market Index Fund	Registered investment company	**	176,078
*	Vanguard Target Retirement 2010	Collective trust fund	**	4,332
*	Vanguard Target Retirement 2015	Collective trust fund	**	49,888
*	Vanguard Target Retirement 2020	Collective trust fund	**	205,515
*	Vanguard Target Retirement 2025	Collective trust fund	**	249,399
*	Vanguard Target Retirement 2030	Collective trust fund	**	181,060
*	Vanguard Target Retirement 2035	Collective trust fund	**	107,374
*	Vanguard Target Retirement 2040	Collective trust fund	**	72,106
*	Vanguard Target Retirement 2045	Collective trust fund	**	49,102
*	Vanguard Target Retirement 2050	Collective trust fund	**	27,340
*	Vanguard Target Retirement 2055	Collective trust fund	**	15,996
*	Vanguard Target Retirement 2060	Collective trust fund	**	2,250
*	Vanguard Target Retirement Income	Collective trust fund	**	15,868
*	A-B InBev Company ADR Fund	Common stock fund	**	283,111
*	Notes receivable from participants	4.25% to 9.25%, maturing through November 2025	**	62,369

				$2,882,690

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, Line 4i.

*	Investment represents allowable transaction with a party-in-interest or represents a party-in-interest to the Plan.

**	Cost information has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH 401(k) SAVINGS AND
RETIREMENT PLAN

/s/ Robert G. Zimmer
Robert G. Zimmer
Director, Retirement Plans

June 20, 2016

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP